Exhibit 99.3

YKVN HANOI ● HO CHI MINH ● SINGAPORE

Ho Chi Minh City, December 30, 2021

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06

Singapore 138498

Ownership structure of Grab Holdings Limited in Vietnam

Ladies and Gentlemen:

We have acted as Vietnamese counsel to Grab Holdings Limited, a holding limited company incorporated under the laws of the Cayman Islands (the “Company”), in connection with the preparation and filing of the registration statement on Form F-1 to which this opinion letter is attached as an exhibit (such registration statement, as amended, including the documents incorporated by reference therein, the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “SEC”), pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”).

REVIEWED DOCUMENTS

In connection with this opinion on Company’s ownership structure in Vietnam, we have examined copies of the following:

(i)	due diligence documents provided to us by the Company and Vietnam Company (as defined below) through virtual data room as of October 18, 2021,

(ii)	the Registration Statement filed with SEC on December 30, 2021,

(iii)	information and records publicly available as of December 30, 2021 on the following (the “Available Public Domains”):

(A)	the National Registration Agency for Secured Transactions (https://dktructuyen.moj.gov.vn/), and

(B)	the National Business Registration Portal (https://dangkykinhdoanh.gov.vn/),

(collectively, the “Reviewed Documents”).

Grab Holdings Inc.	YKVN HANOI ● HO CHI MINH ● SINGAPORE

December 30, 2021

DEFINITIONS

When used in this opinion, the following terms shall have the following meanings unless the context otherwise requires:

“Bankruptcy Law” means Law on Bankruptcy No. 51/2014/QH13 adopted by the National Assembly on June 19, 2014.

“Civil Code” means Civil Code No. 91/2015/QH13 adopted by the National Assembly on November 24, 2015.

“Civil Procedure Code” means Civil Procedure Code No. 92/2015/QH13 adopted by the National Assembly on November 25, 2015 (as amended by the Labor Code No. 45/2019/QH14 adopted by the National Assembly on November 20, 2019 and the Enterprise Law).

“Commercial Law” means Commercial Law No. 36/2005/QH11 adopted by the National Assembly on June 14, 2005 (as amended by the Law on Foreign Trade Management No. 05/2017/QH14 adopted by the National Assembly on June 12, 2017 and the Law on Prevention and Control of Harmful Effects of Alcoholic Beverages No. 44/2019/QH14 adopted by the National Assembly on June 14, 2019).

“Contractual Arrangements” means contractual arrangements with the Vietnamese member who holds the balance of 51% of Grab Company Limited set forth under the caption “Risk Factors - Risks Relating to Grab’s Corporate Structure and Doing Business in Southeast Asia—In certain jurisdictions, Grab is subject to restrictions on foreign ownership—Vietnam.” in the Registration Statement.

“Enterprise Law” means Law on Enterprises No. 59/2020/QH14 adopted by the National Assembly on June 17, 2020.

“Investment Law” means Law on Investment No. 61/2020/QH14 adopted by the National Assembly on June 17, 2020.

“Law on Marriage and Family” means Law on Marriage and Family No. 52/2014/QH13 adopted by the National Assembly on June 19, 2014.

“Legal Documents” means the laws of Vietnam in effect on the date hereof as stated in published and publicly available “legal documents” of the type listed in Articles 2, 4, 172.2 and 172.4 of the Law on Promulgation of Legal Documents adopted by the National Assembly on June 22, 2015 (as amended by Law No. 63/2020/QH14 adopted by the National Assembly on June 18, 2020).

“Ownership Structure” means current ownership structure with respect to the

Vietnam Company as set forth under the caption “Corporate Structure” in the Registration Statement.

“Vietnam Company” means Grab Company Limited having Enterprise Registration Certificate No. 0312650437 issued by the Department of Planning and Investment of Ho Chi Minh City for the first time on February 14, 2014.

Grab Holdings Inc.	YKVN HANOI ● HO CHI MINH ● SINGAPORE

December 30, 2021

ASSUMPTIONS

For the purposes of giving this opinion, we have assumed:

(i)

the genuineness of all signatures, seals, stamps, or markings on the original or copies of the Reviewed Documents, the authenticity of the Reviewed Documents submitted to us as originals, and the conformity to the original of all copies of the Reviewed Documents submitted to us as certified or reproduction copies;

(ii)	the correctness of all factual statements and representations as to matters of fact contained in each of the Reviewed Documents both at the date when given, and at the date of this opinion;

(iii)

that all individuals who have signed or have given any Reviewed Document on which we will rely have the capacity for civil acts under the applicable Legal Documents (as defined below) to sign or give such Reviewed Document;

(iv)

save insofar as such matters as are the subject of a specific opinion in this legal opinion, that all regulatory authorizations, approvals, consents, waivers and guidance, including approvals in principle and all corporate authorizations, approvals, consents, waivers and guidance, have been duly issued or made or signed and all governmental, corporate bodies and individuals who have signed or made or signed such authorizations, approvals, consents, waivers and guidance have full authority and power to sign or make or sign such authorizations, approvals, consents, waivers and guidance;

(v)	that each party to the Reviewed Documents has duly authorized, executed and delivered the Reviewed Documents to which it is a party in accordance with all applicable laws;

(vi)

that none of the Reviewed Documents has been amended, modified, rescinded or revoked as of the date of this opinion, and that no action has been taken which could affect the validity of such Reviewed Documents;

(vii)	that all conditions which, if unfulfilled and not waived might have any effect on the enforceability and validity of any provision of the Reviewed Documents, have been fulfilled or waived;

(viii)	that none of the opinions expressed below will be affected by the laws (including public policy) of any jurisdiction outside Vietnam; and

(ix)

that the Reviewed Documents are complete and not misleading and there are no matters of fact which have not been fully disclosed to us which, had they been fully disclosed, would have affected our opinion, and that the Reviewed Documents accurately reflect the commercial terms agreed between the parties thereto with respect to the transaction contemplated thereby.

We have, without independent investigation, relied as to factual matters on the documents we have examined, save insofar as such matters are the subject of a specific opinion in this opinion and are matters of law and not fact.

Grab Holdings Inc.	YKVN HANOI ● HO CHI MINH ● SINGAPORE

December 30, 2021

OPINIONS

Based upon the foregoing, and subject to the limitations and qualifications set forth herein, we are of the opinion under Legal Documents that:

1. The Vietnam Company has been duly incorporated and is validly existing under applicable Legal Documents.

2. The description of the Ownership Structure of the Vietnam Company set forth under the caption “Corporate Structure” in the Registration Statement is true, accurate, and not misleading in all material respects.

3. The Ownership Structure does not result in any violation of applicable Legal Documents with respect to foreign ownership limitation.

4. The Contractual Arrangements, insofar as they relate to Legal Documents, are valid and legally binding on each of the parties of the Contractual Arrangements, enforceable in accordance with their terms, and do not and will not violate any Legal Documents.

5. The description set forth in the Registration Statement under the captions “Risk Factors”, “Corporate History” and “Corporate Structure”, and “Regulatory Environment”, in each case insofar as they describe or summarize Legal Documents, documents, agreements, or proceedings referred to therein involving the Vietnam Company to the extent that they relate to Legal Documents are true, accurate, and not misleading in all material respects.

Grab Holdings Inc.	YKVN HANOI ● HO CHI MINH ● SINGAPORE

December 30, 2021

QUALIFICATIONS, RESERVATIONS AND OBSERVATIONS

The opinions contained herein are subject to the following qualifications, reservations and observations:

General Qualifications, Reservations, and Observations

1. Our independent searches are limited on Available Public Domains and we do not obtain information from any other public source.

2. Claims may become barred under the limitation of actions provisions of the Legal Documents or may be or become subject to defenses of set-off or counterclaim.

Under Article 184.2 of the Civil Procedure Code, Article 429 of Civil Code and Article 319 of the Commercial Law, the limitation period for initiating a civil dispute is three (3) years from the date on which a person is aware that his/her/its legal rights and interests are infringed, except under certain circumstances, including request for the protection of personal rights not attached to properties, the limitation period does not apply; and the limitation period for initiating a commercial disputes is two (2) years from the time the legal rights and interests are infringed.

3. The term “enforceable”, “enforcement” or “enforce” as used in this opinion means that the obligations of parties to a contract are of the type, the performance of which is expected generally to be enforceable, and not that each separate obligation will necessarily be enforceable in all circumstances in exact accordance with its terms. The manner in which an agreement is treated may be affected by the way in which the Vietnamese dispute resolution forums (i.e., Vietnamese court or Vietnamese arbitration) exercise their inherent discretion. In particular, we draw your attention to the followings:

(i) the enforcement of an indemnity for liabilities, obligations, losses, damages, penalties, claims, costs, expenses and advance payments under an agreement or other document is subject to the discretion of the dispute resolution forum as to whether and to what extent a party to proceedings should be compensated for such costs;

(ii) a dispute resolution forum in Vietnam will determine in its discretion whether or not a provision in an agreement or other document survives rescission or termination of the agreement or the other document, notwithstanding any provision of the agreement or the other document to the contrary;

(iii) any provisions of an agreement or other document which provides that certain calculations are to be conclusive will not be effective in the case of fraud or in the absence of good faith; where any party is vested with a discretion or may determine a matter in its opinion, the Legal Documents may require that the discretion be exercised reasonably or that the opinion be based on reasonable grounds;

(iv) a dispute resolution forum in Vietnam will determine in its discretion whether or not an illegal, invalid or unenforceable provision in an agreement or other document will affect any other provision in the agreement or other document, notwithstanding any provision of the agreement or other document to the contrary;

(v) any provisions of an agreement or other document which provides that a party waives in advance any right authorized to it is subject to the discretion of the dispute resolution forum; and the effectiveness of an agreement relieving a party from a liability or duty otherwise owed is limited by the Legal Documents;

Grab Holdings Inc.	YKVN HANOI ● HO CHI MINH ● SINGAPORE

December 30, 2021

(vi) the enforceability of any provisions of an agreement or other document which provides that no liability arises from any action or inaction of any party other than due to wilful misconduct or negligence of such party is not clear;

(vii) the circumstances in which any enforcement of specific provisions of the Reviewed Documents (including Contractual Arrangements) or other specific relief or orders for specific performance, damages compensation or injunctive relief may be given (if at all) by the dispute resolution forum are uncertain;

(viii) the effectiveness of an agreement may be limited by the provisions of the Legal Documents applicable to agreements held to have been frustrated by events happening after their execution;

(ix) in proceedings before Vietnamese courts, written evidence is only admissible when it is in the Vietnamese language. If a document under the Contractual Arrangements is not in Vietnamese, (A) it must be translated into Vietnamese and (B) the Vietnamese translation may be required by a court in Vietnam to be certified by a Vietnamese public notary or a competent authority in Vietnam prior to their admission as evidences in any court in Vietnam. We express no opinion regarding the enforceability of any provisions of a document under the Contractual Arrangements providing for the primacy of an English language version of a document;

(x) a judgment debt may carry interest at a rate fixed by the court despite any contractual stipulation to the contrary;

(xi) the enforceability and enforcement of an obligation or document may be held inconsistent with the fundamental principles of Vietnamese law, public policy or social morals of Vietnam, which parameters are undefined and discretionary;

(xii) dispute resolution forum may allow a party a reasonable of time to pay a sum despite a contractual stipulation that the sum is payable on demand; and

(xiii) we express no opinion as to whether a Vietnamese court would give judgment or recognise or enforce a judgment in relation to any claim for payment of monies in a particular currency.

4. Rights of the parties may be limited by laws on marriage, regulations on inheritance under the Civil Code, bankruptcy, insolvency, liquidation, reorganization, and other laws of general application relating to or affecting the rights of creditors or shareholders. Attention should be paid to the following provisions:

4.1 Common property and inheritance regulations

(i) under Article 213 of the Civil Code, martial property is the common property unless it is divided by a mutual agreement or by court decision. According to Articles 47 and 38 of the Law on Marriage and Family, an agreement on marital property regime can be made prior to marriage and be notarized or certified or an agreement on division of part or all marital property can be made during the marriage. However, both types of agreements can be invalidated in certain cases, such as “seriously harming the family’s interests; or lawful rights and interests of minor children or adult children who have lost their civil act capacity or have no working capacity and no property to support themselves” under Articles 42 and 50 of Law on Marriage and Family; and

Grab Holdings Inc.	YKVN HANOI ● HO CHI MINH ● SINGAPORE

December 30, 2021

(ii) according to Article 609 of the Civil Code, an individual may make a will to divide his/her estate or leave his/her property to heirs in accordance with law. However, according to Article 644 of the Civil Code, notwithstanding the contents of wills, minor children, parents, spouse, and adult children who are incapable of working will inherit two-thirds of the share that such persons would have received if the estate were divided in accordance with law.

4.2 Bankruptcy regulations

(i) according to Article 48.1(b) of the Bankruptcy Law, subsequent to a decision for commencement of bankruptcy procedures, an insolvent enterprise is prohibited from, amongst other things, repaying its unsecured debts, except for the unsecured debts arising after the commencement of bankruptcy procedures and wages to employees of the enterprise;

(ii) according to Articles 63.1 and 63.2 of the Bankruptcy Law, subsequent to a decision by the court for commencement of bankruptcy procedures, a creditor of an insolvent enterprise and such insolvent enterprise are allowed to set off obligations with respect to the contracts entered into before the issuance of the court’s decision to commence bankruptcy procedures; the set-off must be approved by the asset management officer (“quản tài viên” in Vietnamese) or asset management and liquidation enterprise (“doanh nghiệp quản lý, thanh lý tài sản” in Vietnamese);

(iii) Article 73 of the Bankruptcy Law prohibits the account bank of an insolvent enterprise, as from the date when the court issues a decision declaring that an enterprise is bankrupt, from settling debts of such enterprise unless a written consent is obtained from the court or civil judgment enforcement office. Therefore, set-off should be made before the date when the court issues a decision declaring the bankrupt of an enterprise;

(iv) Article 53 of the Bankruptcy Law regulating bankruptcy procedures applicable to corporate entities provides that in case bankruptcy procedures are commenced against a Vietnamese company, the secured assets mortgaged or pledged by that company to the relevant secured creditors will be:

(A)

foreclosed if the secured assets are not required to be used for the business recovery of that company as resolved by the meeting of creditors. The foreclosure in such case will be in accordance with the rules set out in Article 53.3 of the Bankruptcy Law, in particular,

(x)	assets secured in favor of a creditor prior to the date on which the bankruptcy court accepts jurisdiction over the bankruptcy case could be foreclosed to pay the underlying debt of such creditor;

Grab Holdings Inc.	YKVN HANOI ● HO CHI MINH ● SINGAPORE

December 30, 2021

(y)	if the value of the secured assets is insufficient to pay the amount of the debt, the deficiency shall be paid from the liquidation of the remaining assets of the bankrupt company; and

(z)	if the value of the secured assets is greater than the amount of the debt, the excess shall be included in the value of the remaining assets of the bankrupt company.

Article 53.2 of the Bankruptcy Law also allows the judge in charge of the bankruptcy case, upon request of the administrator appointed by the judge, to immediately foreclose the secured assets if such secured assets are threatened to be destroyed or if the value of such secured assets is threatened to be materially decreased; or

(B)

used for the business recovery of that company in accordance with the resolutions of the meeting of creditors, provided that, the use of the secured assets for the business recovery must be subject to consent of the relevant secured creditors (Articles 53.1(a) and 91.4 of the Bankruptcy Law).

The quorum for the meeting of creditors shall be constituted if there are unsecured creditors representing at least 51% of the total outstanding unsecured debt of the insolvent company. A resolution of the meeting of creditors will be passed if it is approved by more than 50% of the unsecured creditors attending the meeting who represent at least 65% of the total outstanding unsecured debt of the insolvent company (Articles 79.1, 81.2 and 91.4 of the Bankruptcy Law).

In case the secured assets are foreclosed and the foreclosure proceeds are insufficient to pay the debt, the claim for the deficiency of such creditor shall rank pari passu with (x) the claims for any financial obligations owing by the relevant company to the State authorities, and (y) the claims of all unsecured creditors of such company. Such deficiency shall be paid during the liquidation of the remaining assets (if any) of the relevant company in accordance with the following payment priority as provided by Article 54.1 of the Bankruptcy Law:

“(i)	Bankruptcy costs and expenses;

(ii)	Unpaid wages, severance allowances, social insurance and health insurance in favor of the employees and other rights pursuant to the signed collective labor agreement and labor contracts;

Grab Holdings Inc.	YKVN HANOI ● HO CHI MINH ● SINGAPORE

December 30, 2021

(iii)	Debts incurred after the commencement of the bankruptcy procedures for the recovery of business operations of the relevant enterprises; and

(iv)

Financial obligations toward the State authorities; unsecured debts payable to creditors named in the list of creditors; secured debts remaining unpaid for the reason that the value of the relevant secured assets is insufficient to pay such secured debts.”

We note that the tax liabilities owed by the bankrupt company to the State are treated equally with the other unsecured debts.

(v) In addition, Article 59 of the Bankruptcy Law permits a Vietnamese court to void certain transactions entered into by an insolvent company if such transactions are entered into:

(A)	with related person(s) (as defined in the Bankruptcy Law) of the insolvent company within eighteen (18) months prior to the date a Vietnamese court decides to commence the bankruptcy procedures.

(B)	with other person(s) within six (6) months prior to the date a Vietnamese court decides to commence the bankruptcy procedures.

The transactions to be voided include among others (i) any transactions relating to transfer of assets of the insolvent company not at a fair market value, (ii) any transaction which are not for the business purpose of the insolvent company or (iii) any other transactions for the purpose of fraudulent conveyance of assets of the insolvent company.

5. We express no opinion on matters of fact or intention, or otherwise of a non-legal nature (including tax, finance, accounting matters), appearing in the Registration Statement, save insofar as such statements and representations are the subject of a specific opinion in this legal opinion and are matters of law and not fact.

6. We do not represent ourselves as being familiar with the laws of any other jurisdiction and we express no opinion on matters relating to foreign law.

7. Vietnamese law is not consistent or clear, nor does it have a system of interpretative aids of binding precedential value except for certain court precedents issued by the Judicial Council of the Supreme People’s Court and published on website of the Supreme People’s Court (accessed at http://anle.toaan.gov.vn/) from time to time. However, this system of court precedents is not well-developed and untested in practice. Vietnamese dispute resolution forums have broad powers to imply fairness terms into contractual obligations. Accordingly, Vietnamese law is subject to broad interpretation and different lawyers and dispute resolution forums can have contrasting views of the legality, validity or enforceability of a particular agreement. The ultimate arbiter of legality and enforceability, as a matter of practice, is often the government ministry, department or agency responsible for administering the relevant law or regulation and we qualify this opinion in its entirety to exclude the effect of any interpretations or government actions that are not based on applicable Legal Documents.

Grab Holdings Inc.	YKVN HANOI ● HO CHI MINH ● SINGAPORE

December 30, 2021

In addition, legal precedents in Vietnam do not establish whether a license, permit, approval, opinion, consent or other decision that is legitimately issued prevails over an inconsistent provision of law or evidences compliance with all the legal requirements for the item covered by such license, permit, approval, opinion, consent or other decision, and we therefore qualify this opinion to the extent that any Reviewed Document is affected by such inconsistency or that it does not evidence such compliance.

Specific Qualifications, Reservations, and Observations

8. In connection with Opinion 4, one document of the Contractual Arrangements which the parties choose the governing law being Singapore law and the dispute resolution forum being the Singapore court:

(i) Under Article 4.5 of Investment Law, for agreements with at least one party being a foreign investor or foreign invested enterprise treated as a foreign investor, the parties may agree to apply foreign laws or international practice if such agreement does not contravene the Legal Documents. Under Article 440 of the Civil Procedure Code, a dispute can be settled in a foreign court where the case does not fall within the exclusive jurisdiction of Vietnamese courts, among other requirements. In addition, Article 670 of the Civil Code provides that foreign law may not apply, among others, if the consequences of its application are inconsistent with “the fundamental principles of Vietnamese laws.”

(ii) Article 423.1 of the Civil Procedure Code provides that a Vietnamese court will consider recognizing and enforcing a judgment rendered by a foreign court (i) where such judgment has been made by the court of a country which is a party to a relevant international treaty of which Vietnam is a participant or a signatory, (ii) where such judgement is permitted to be recognized and enforced under Vietnamese law, or (iii) on a reciprocal basis without the condition that Vietnam and the relevant country are signatories or participants of a relevant international treaty.

Vietnam and Singapore have not entered into or participated in any treaty with respect to the recognition and enforcement of the court judgments on civil matters. However, we are aware of a recent recognition and enforcement by a competent Vietnamese court of a judgment of a Singaporean court based on the principle of reciprocity. In particular, on November 24, 2011, the Singapore Court rendered Judgment No. DC 1169/2011/F to resolve the dispute between U E & E PTE LTD and Cao Duy Khai Industry Trading Co., Ltd; and on May 27, 2019, the Superior People’s Court in Ho Chi Minh City issued Decision No. 25/2019/QDPT-KDTM to recognize and enforce the aforesaid Singapore Court’s judgment in Vietnam.

In addition, Article 439.8 of the Civil Procedure Code provides that judgments rendered by foreign courts will not be recognized and enforced in Vietnam where, among others, the Vietnamese courts determine that the recognition and enforcement of such judgments in Vietnam are contrary to “the fundamental principles of Vietnamese law.”

Grab Holdings Inc.	YKVN HANOI ● HO CHI MINH ● SINGAPORE

December 30, 2021

9. In connection with Opinion 4, the concept of “trust” contemplated in one document of the Contractual Arrangements generally does not exist under the applicable Legal Documents. A trust arrangement whereby a shareholder of record acts for other persons (i.e., beneficial owners) may not be recognized by Vietnamese regulators and consequently, Vietnamese courts would be reluctant to recognize and enforce a foreign court judgment regarding a trust arrangement.

Under Article 48.2(e) of the Investment Law, all or part of a business operation may be terminated in case the transaction of the investor is determined by a Vietnamese court to be a “sham civil transaction”, which is a transaction with the purpose of concealing other transactions as set out under Article 124 of the Civil Code.

10. YKVN LLC, Ho Chi Minh City Branch is a Vietnamese law firm with limited liability licensed pursuant to Operation Registration License No. 41.08.0718/TP/DKHD dated September 8, 2015 issued by the Department of Justice of Ho Chi Minh City, and the opinions expressed herein are based solely on the Reviewed Documents and the laws of Vietnam in effect on the date hereof as stated in published and publicly available Legal Documents. We have not been responsible for investigating or verifying the accuracy of the facts, including statements of foreign law, or the reasonableness of any statement of opinion or intention, contained in or relevant to the Reviewed Documents or that no material facts have been omitted therefrom.

This opinion is rendered to you solely for the purpose of and in connection with the Registration Statement publicly submitted to the SEC on the date of this opinion, and save as provided herein, this opinion shall not be quoted nor shall a copy be given to any person (apart from the addressee) without our express prior written consent except where such disclosure is required to be made by the applicable law or is requested by the SEC or any other regulatory agency. Notwithstanding the foregoing, we hereby consent to the use of our opinion as herein set forth as an exhibit to The Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder or Item 509 of Regulation S-K.

Very truly yours,

/s/ YKVN

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